                         Report of Independent Auditors


The Board of Directors
Uno Restaurant Corporation


We have audited the accompanying consolidated balance sheets of Uno Restaurant Corporation and subsidiaries (the Company) as of September 28, 1997 and September 29, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Uno Restaurant Corporation and subsidiaries at September 28, 1997 and September 29, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 28, 1997, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in fiscal year 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."
                                                              Ernst & Young LLP


Boston, Massachusetts
November 4, 1997

                   Uno Restaurant Corporation and Subsidiaries

                           Consolidated Balance Sheets

                                                                      SEPTEMBER 28 1997        SEPTEMBER 29 1996
                                                                      ------------------------------------------
                                                                                    (In thousands)
ASSETS
Current assets:
   Cash                                                                    $  1,486                 $  1,828
   Royalties receivable                                                         728                      710
   Consumer products receivable                                                 844                      322
   Inventory                                                                  2,326                    2,333
   Deferred pre-opening costs                                                   949                      470
   Prepaid expenses and other assets                                          1,959                    2,387
                                                                      ------------------------------------------

Total current assets                                                          8,292                    8,050

Property, equipment and leasehold improvements, net                         125,357                  120,510

Deferred income taxes                                                         6,599                    3,613


Liquor licenses and other assets                                              3,484                    2,892
                                                                      ------------------------------------------

                                                                           $143,732                 $135,065
                                                                      ==========================================


                                                                      SEPTEMBER 28 1997        SEPTEMBER 29 1996
                                                                      ------------------------------------------
                                                                      (Dollar amounts in thousands, except share
                                                                                         data)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                        $  6,966                 $  6,009
   Accrued expenses                                                           7,563                    5,033
   Accrued compensation and taxes                                             2,641                    2,187
   Income taxes payable                                                       2,076                    1,581
   Current portions of long-term debt and capital lease
     obligations                                                              3,132                      178
                                                                      ------------------------------------------
Total current liabilities                                                    22,378                   14,988

Long-term debt, net of current portion                                       42,516                   37,085
Capital lease obligations, net of current portion                               867                    1,056
Other liabilities                                                             7,091                    4,800

Commitments and contingencies


Shareholders' equity:
   Preferred Stock, $1.00 par value, 1,000,000 shares authorized, no shares issued or outstanding
   Common Stock, $.01 par value, 25,000,000 shares authorized,
     13,754,480 shares in 1997 and 13,697,526 shares in 1996 issued             138                      137

   Additional paid-in capital                                                53,803                   53,509
   Retained earnings                                                         36,816                   34,143
                                                                      ------------------------------------------
                                                                             90,757                   87,789
   Treasury Stock (2,790,597 shares in 1997 and
     1,500,000 shares in 1996, at cost)                                     (19,877)                 (10,653)
                                                                      ------------------------------------------
Total shareholders' equity                                                   70,880                   77,136
                                                                      ------------------------------------------

                                                                           $143,732                 $135,065
                                                                      ==========================================

See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries

                        Consolidated Statements of Income



                                                                            YEAR ENDED
                                                         ----------------------------------------------
                                                         SEPTEMBER 28      SEPTEMBER 29      OCTOBER 1
                                                             1997              1996             1995
                                                         ----------------------------------------------
                                                                  (Amounts in thousands, except
                                                                         per share data)
Revenues:
   Restaurant sales                                        $164,389          $159,581          $146,100
   Consumer product sales                                     9,115             8,351             8,477
   Franchise income                                           4,516             4,209             4,129
                                                         ----------------------------------------------
                                                            178,020           172,141           158,706

Costs and expenses:
   Cost of food and beverages                                43,994            44,064            39,420
   Labor and benefits                                        54,183            51,868            47,377
   Occupancy costs                                           27,045            26,339            22,925
   Other operating costs                                     16,067            15,890            13,583
   General and administrative                                13,384            12,155            11,229
   Depreciation and amortization                             12,469            12,964            10,795
   Special charges                                            4,000             3,937
                                                         ----------------------------------------------
                                                            171,142           167,217           145,329
                                                         ----------------------------------------------
Operating income                                              6,878             4,924            13,377

Other expense:
   Interest expense                                           2,695             2,358             1,924
   Other expense                                                132               123                20
                                                         ----------------------------------------------
                                                              2,827             2,481             1,944
                                                         ----------------------------------------------
Income before income taxes                                    4,051             2,443            11,433

Provision for income taxes                                    1,378               757             4,230
                                                         ----------------------------------------------

Net income                                                 $  2,673          $  1,686          $  7,203
                                                         ==============================================

Earnings per common share                                  $    .22          $    .13          $    .58
                                                         ==============================================

Weighted-average number of common shares                     12,008            12,756            12,364
                                                         ==============================================

See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries

                 Consolidated Statements of Shareholders' Equity


                                                    COMMON STOCK         ADDITIONAL
                                                ------------------        PAID-IN       RETAINED      TREASURY
                                                SHARES      AMOUNT        CAPITAL       EARNINGS        STOCK         TOTAL
                                                ----------------------------------------------------------------------------
                                                                           (Amounts in thousands)

Balance at October 2, 1994                       9,072       $ 91         $30,613        $25,254                     $55,958
   Net income                                                                              7,203                       7,203
   Five-for-four stock split                     2,275         23             (23)
   Sale of Common Stock,  net of
     offering costs                              2,300         23          22,541                                     22,564
   Exercise of stock options                        35                        226                                        226
   Purchase of Treasury Stock                                                                         $ (2,900)       (2,900)
   Tax benefit from exercise of
      nonqualified stock options                                               76                                         76
                                                -----------------------------------------------------------------------------
Balance at October 1, 1995                      13,682        137          53,433         32,457        (2,900)       83,127
   Net income                                                                              1,686                       1,686
   Exercise of stock options                        16                         63                                         63
   Purchase of Treasury Stock                                                                           (7,753)       (7,753)
   Tax benefit from exercise of
     nonqualified stock options                                                13                                         13
                                                -----------------------------------------------------------------------------
Balance at September 29, 1996                   13,698        137          53,509         34,143       (10,653)       77,136
   Net income                                                                              2,673                       2,673
   Exercise of stock options                        57          1             257                                        258
   Purchase of Treasury Stock                                                                           (9,224)       (9,224)
   Tax benefit from exercise of
     nonqualified stock options                                                37                                         37
                                                -----------------------------------------------------------------------------

Balance at September 28, 1997                   13,755       $138         $53,803        $36,816      $(19,877)      $70,880
                                                =============================================================================

See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries

                      Consolidated Statements of Cash Flows


                                                                                      YEAR ENDED
                                                                  ------------------------------------------------
                                                                  SEPTEMBER 28       SEPTEMBER 29        OCTOBER 1
                                                                      1997               1996              1995
                                                                  ------------------------------------------------
                                                                                    (In thousands)

OPERATING ACTIVITIES
Net income                                                          $  2,673           $  1,686          $  7,203
Adjustments to reconcile net income to net cash provided
   by operating activities:
     Depreciation and amortization                                    12,573             13,064            10,896
     Deferred income taxes                                            (2,986)            (2,462)              291
     Provision for deferred rent                                         612                688               637
     Loss (gain) on disposal of equipment                                (15)                19               (28)
     Special charges                                                   4,000              3,937
     Changes in operating assets and liabilities, net of
       effects from business acquisitions:
         Royalties receivable                                            (18)                15              (172)
         Inventory                                                         7               (107)             (482)
         Prepaid expenses and other assets                            (1,888)              (903)           (3,736)
         Accounts payable and other liabilities                        4,620              1,157             2,055
         Income taxes payable                                            495              1,455              (528)
                                                                  ------------------------------------------------
Net cash provided by operating activities                             20,073             18,549            16,136

INVESTING ACTIVITIES
Additions to property, equipment and leasehold
   improvements
                                                                     (19,982)           (22,909)          (39,864)
Proceeds from sale of fixed assets                                       300                144                42
Purchase of business, net of cash acquired                                                                   (316)
                                                                  ------------------------------------------------
Net cash used in investing activities                                (19,682)           (22,765)          (40,138)

FINANCING ACTIVITIES
Proceeds from revolving line of credit                                71,193             53,103            60,950
Principal payments on debt and capital lease
   obligations
                                                                     (62,997)           (40,687)          (56,570)
Issuance of Common Stock                                                                                   22,564
Purchase of Treasury Stock                                            (9,224)            (7,753)           (2,900)
Exercise of stock options                                                295                 76               302
                                                                  ------------------------------------------------
Net cash (used) provided by financing activities                        (733)             4,739            24,346
                                                                  ------------------------------------------------
Increase (decrease) in cash                                             (342)               523               344
Cash at beginning of year                                              1,828              1,305               961
                                                                  ------------------------------------------------

Cash at end of year                                                 $  1,486           $  1,828          $  1,305
                                                                  ================================================


See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements

                               September 28, 1997



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Company owns and operates 92 "Pizzeria Uno...Chicago Bar & Grill" casual dining, full-service restaurants primarily from New England to Virginia, as well as Florida, Chicago and Denver, and franchises 66 units in 18 states, the District of Columbia, Puerto Rico and Seoul, Korea. The Company also operates a Mexican restaurant in Chicago, several take-out and quick-serve Uno units in test, and a refrigerated and frozen consumer foods division. The consumer foods business supplies American Airlines, movie theaters, hotels, supermarket and wholesale club chains with both frozen and refrigerated Pizzeria Uno brand products, as well as certain private label products.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Uno Restaurant Corporation and its wholly-owned subsidiaries (the Company). All intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the close of business on the Sunday closest to September 30 in each year.

INVENTORY

Inventory, which consists of food, beverages and store supplies, is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are recorded at cost. The Company provides for depreciation of buildings and equipment using the straight-line method over 25 and 7 years, respectively. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease (generally 20 years) using the straight-line method.

                   Uno Restaurant Corporation and Subsidiaries

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION-FRANCHISE FEES

The Company defers franchise fees until the franchisee opens the restaurant and all services have been substantially performed; at that time, the fee is recorded as income. Royalty income is recorded as earned based on rates provided by the respective franchise agreements. Expenses related to franchise activities amounted to approximately $3,441,000, $3,409,000 and $1,889,000 in fiscal years 1997, 1996 and 1995, respectively.

A summary of full-service franchise unit activity is as follows:

                                                          YEAR ENDED
                                          -------------------------------------
                                          SEPTEMBER 28  SEPTEMBER 29  OCTOBER 1
                                              1997          1996         1995
                                          -------------------------------------

Units operating at beginning of year           63            59           59
Units opened                                    6             5            5
Units closed                                   (3)           (1)          (5)
                                          -------------------------------------
Units operating at end of year                 66            63           59
                                          =====================================

PRE-OPENING COSTS

Pre-opening costs consist principally of labor costs associated with the hiring and training of operating personnel as well as initial food and beverage purchases. These costs are deferred until the restaurants open and are amortized over 12 months from that point using the straight-line method.

INCOME TAXES

Deferred income taxes are determined utilizing the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                   Uno Restaurant Corporation and Subsidiaries

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER COMMON SHARE

Earnings per common share amounts are calculated based upon the weighted-average number of shares outstanding, giving effect to the dilutive effect of stock options.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

IMPAIRMENT OF LONG-LIVED ASSETS

In the second quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes criteria for the recognition and measurement of impairment losses associated with long-lived assets (see Note 2).

STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for its stock-based compensation plans, rather than the alternative fair value accounting method provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," as this alternative requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, since the exercise price of options granted under these plans equals the market price of the underlying stock on the date of grant, no compensation expense is required.

                   Uno Restaurant Corporation and Subsidiaries

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share" which simplifies the calculation of earnings per share and creates a standard of comparability to the recently issued International Accounting Standard No. 33, "Earnings Per Share." Since early application is not permitted, the Company will adopt this standard in the first quarter of fiscal 1998. The Company believes the adoption of this standard will not have a material impact on the Company's consolidated results of operations.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both SFAS No. 130 and SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new accounting standards will not have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

Certain amounts in the accompanying financial statements have been reclassified to conform with the 1997 presentation.

2.  SPECIAL CHARGES

During the third quarter of fiscal 1997, the Company recorded a special charge in the amount of $4.0 million, consisting of an asset impairment charge of $3.3 million and store closing costs of $0.7 million. The $3.3 million asset impairment charge was recorded to reduce the carrying value of equipment and leaseholds at two full-service Uno restaurants to their fair market value and resulted from weak operating results and continuing negative cash flow. The store closure costs represent remaining minimum lease payments of one full-service Uno restaurant which was closed during 1997.

As discussed in Note 1, the Company adopted SFAS No. 121 in the second quarter of fiscal 1996, and recorded a pre-tax charge of $3.9 million to adjust the carrying value of those assets identified as impaired. The charge consisted of $1.0 million for three Uno

                   Uno Restaurant Corporation and Subsidiaries

2.  SPECIAL CHARGES (CONTINUED)

Pizza Bakery's, $1.6 million for one full-service Uno restaurant and $1.3 million for certain assets of three Bay Street restaurants. The assets written down include the Bay Street trademark and leasehold improvements and equipment of the aforementioned stores. Based upon operating and cash flow results, management believed that these units would likely continue to generate cash flow losses and therefore reduced the carrying value of the impaired assets to fair market value.

3.  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consist of the following:

                                                         SEPTEMBER 28  SEPTEMBER 29
                                                             1997          1996
                                                         --------------------------
                                                         (In thousands)

Land                                                       $ 15,883       $ 14,796
Buildings                                                    25,265         22,037
Equipment                                                    49,802         45,690
Leasehold improvements                                       87,047         82,013
Construction in progress                                      4,201          2,120
                                                         --------------------------
                                                            182,198        166,656
Less allowances for depreciation and amortization            56,841         46,146
                                                         --------------------------
                                                           $125,357       $120,510
                                                         ==========================

4.  RELATED-PARTY TRANSACTIONS

The Company leases three buildings from its principal shareholder for a restaurant and corporate office space. Rent expense in the amount of approximately $455,000 was charged to operations in each of the fiscal years presented. The Company believes that the terms of these leases approximate fair rental value.

The Company's President and his brother own and operate four franchised restaurants and one of the directors of the Company has a partnership interest in a franchised restaurant. These franchisees pay royalties to the Company under standard franchise agreements.

                   Uno Restaurant Corporation and Subsidiaries

5.  LEASES

The Company conducts the majority of its operations in leased facilities, which are accounted for as capital or operating leases. The leases typically provide for a base rent plus real estate taxes, insurance and other expenses, plus additional contingent rent based upon revenues of the restaurant. Assets held under capital leases were $2,881,000 at September 28, 1997 and September 29, 1996. Accumulated amortization amounted to $613,000 at September 28, 1997 and $480,000 at September 29, 1996. Capital lease asset amortization is included in depreciation and amortization. At September 28, 1997, the minimum rental commitments under all noncancelable capital and operating leases with initial or remaining terms of more than one year are as follows:


                                                         CAPITAL     OPERATING
FISCAL YEAR                                              LEASES        LEASES
                                                         ---------------------
                                                             (In thousands)

1998                                                     $  260      $  9,420
1999                                                        260         9,321
2000                                                        223         9,236
2001                                                         75         9,311
2002                                                         42         9,365
Thereafter                                                1,209        78,331
                                                         --------------------
                                                          2,069      $124,984
Less amount representing interest                         1,013      ========
                                                         ------
Present value of net minimum lease payments               1,056
Less current portion of obligation under capital leases     189
                                                         ======

Long-term obligation under capital leases                $  867
                                                         ======

Total expenses for all operating leases were as follows:


                                          MINIMUM       CONTINGENT
FISCAL YEAR                            LEASE RENTALS     RENTALS        TOTAL
                                       ---------------------------------------
                                                      (In thousands)

1997                                      $12,641         $  811       $13,452
1996                                       12,105            956        13,061
1995                                       10,492          1,017        11,509

                   Uno Restaurant Corporation and Subsidiaries

5.  LEASES (CONTINUED)

Certain operating lease agreements contain free rent inducements and scheduled rent increases which are being amortized over the terms of the agreements, ranging from 15 to 20 years, using the straight-line method. The deferred rent liability, included in other liabilities, amounted to $4,596,000 at September 28, 1997 and $3,984,000 at September 29, 1996.

6.  FINANCING ARRANGEMENTS

Long-term debt consists of the following:

                                                    SEPTEMBER 28  SEPTEMBER 29
                                                        1997          1996
                                                    --------------------------
                                                          (In thousands)

Revolving credit and note agreement                   $40,480        $37,085

8.75%, 15-year secured mortgage notes payable           4,979
                                                    --------------------------
                                                       45,459         37,085
Less current portion                                    2,943
                                                    --------------------------

                                                      $42,516        $37,085
                                                    ==========================

On November 4, 1997, the Company entered into a new $55,000,000 credit facility, which includes a $26.6 million unsecured revolver due in October, 2002, a $8.4 million term loan due in 20 quarterly installments of $420,000 plus interest commencing on January 31, 1998 and a $20.0 million secured mortgage facility due in 27 quarterly installments of $500,000 plus interest also commencing on January 31, 1998 with a final payment due in October, 2004. The Company is entitled to borrow, at its discretion, amounts which accrue interest at variable rates based on either the LIBOR or prime rate. At September 28, 1997, interest on outstanding borrowings under the previous revolving line of credit ranged from 6.875% to 8.50%. A commitment fee of approximately .375% is accrued on unused borrowings under the new credit agreement. The note agreements contain certain financial and operating covenants, including maintenance of certain levels of net worth and income. At September 28, 1997, the carrying value of the Company's long-term debt approximated fair market value.

                   Uno Restaurant Corporation and Subsidiaries

6.  FINANCING ARRANGEMENTS (CONTINUED)

Annual principal payments of debt are as follows (in thousands):

                                    Year
                                    ----

                                    1998            $ 2,943
                                    1999              3,880
                                    2000              3,898
                                    2001              3,918
                                    2002              3,940
                                    Thereafter       26,880
                                                    -------

                                                    $45,459
                                                    =======


In October 1995, the Company entered into a five-year interest rate swap agreement to convert a portion of its floating rate debt to a fixed-rate basis, thereby reducing the potential impact of interest rate increases on future income. The notional amount of this interest rate swap agreement was $20 million and the fixed swap rate was 6.04%. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt.

The Company made cash payments of interest of $3,044,000, $2,845,000 and $2,445,000 during fiscal years 1997, 1996 and 1995, respectively. The Company capitalized interest during the construction period of new restaurants which amounted to $313,000 in fiscal year 1997, $290,000 in fiscal year 1996 and $509,000 in fiscal year 1995 and included those amounts in leasehold improvements.

The Company provides certain limited lease financing to qualified franchisees through an agreement with an unaffiliated finance company. The Company's maximum guarantee under the agreement was $1,000,000 at September 28, 1997. The Company has also guaranteed up to a maximum of $400,000 of future lease payments in the event of default by a specific franchisee.

                   Uno Restaurant Corporation and Subsidiaries

7.  COMMON STOCK TRANSACTIONS

In June 1997, the Company initiated a Dutch Auction self-tender offer for up to 1,000,000 shares of the Company's common stock and in certain circumstances, reserved the right to purchase in excess of 1,000,000 shares. Under the terms of the offer, the Company invited stockholders to tender their shares at prices ranging from $6.00 to $7.50 per share. In July 1997, the Company completed the tender offer for 1,207,624 shares of its common stock at $7.00 per share.

In July 1995, the Board of Directors authorized the purchase of up to 500,000 shares of the Company's common stock, of which 358,100 shares were purchased in fiscal 1995. In October 1995, the Board of Directors increased its authorization to purchase up to 1.5 million shares of the Company's stock, of which the balance of 1,141,900 shares were purchased in fiscal 1996. In January 1997, the Board of Directors authorized the purchase of up to 500,000 additional shares of the Company's common stock, of which 82,973 shares were purchased in fiscal 1997, prior to the Dutch Auction.

8.  PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other current assets consist of the following:

                                                 SEPTEMBER 28  SEPTEMBER 29
                                                     1997          1996
                                                 --------------------------
                                                 (In thousands)

Prepaid insurance                                 $  430          $  422
Product rebates receivable                           402             342
Prepaid rent                                         220             328
Prepaid operating costs                               58             213
Other accounts receivable                            849           1,082
                                                 --------------------------

                                                  $1,959          $2,387
                                                 ==========================

                   Uno Restaurant Corporation and Subsidiaries

9.  ACCRUED EXPENSES

Accrued expenses consist of the following:
                                                  SEPTEMBER 28    SEPTEMBER 29
                                                      1997            1996
                                                  ----------------------------
                                                  (In thousands)

Accrued store closure                                $1,618           $  413
Accrued rent                                          1,334            1,379
Accrued insurance                                     1,103              962
Accrued utilities                                       760              768
Accrued vacation                                        632              489
Accrued advertising                                     561              308
Accrued professional fees                               413              172
Franchise fee deposit                                   348              117
Other                                                   794              425
                                                  ----------------------------

                                                     $7,563           $5,033
                                                  ============================

10.  EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Savings and Employee Stock Ownership Retirement Plan (the Plan) for all of its eligible employees. The Plan is maintained in accordance with the provisions of Section 401(k) of the Internal Revenue Code and allows all employees with at least one year of service to make annual tax-deferred voluntary contributions up to 15% of their salary. Under the Plan, the Company matches a specified percentage of the employees contributions, subject to certain limitations. Total contributions made to the plan were $229,000, $161,000 and $153,000 in fiscal years 1997, 1996 and 1995, respectively.

The Company sponsors a Deferred Compensation Plan which allows officers to defer up to 20% of their annual compensation. These assets are placed in a "rabbi trust" and are presented as assets of the Company in the accompanying balance sheet as they are available to the general creditors of the Company in the event of the Company's insolvency. The related liability of $727,000 at September 28, 1997 and $566,000 at September 29, 1996 is included in other liabilities in the accompanying balance sheet. Deferred compensation expense in the amounts of $161,000, $140,000 and $173,000 were recorded in fiscal years 1997, 1996 and
1995 respectively.

                   Uno Restaurant Corporation and Subsidiaries

11.  INCOME TAXES

Deferred taxes are attributable to the following temporary differences:

                                                 SEPTEMBER 28    SEPTEMBER 29
                                                     1997            1996
                                                 ----------------------------
                                                 (In thousands)
Deferred tax assets:
  Deferred rent                                     $1,842          $1,604
  Accrued expenses                                   1,738             715
  Asset impairment charge                            1,630           1,123
  Depreciation                                       1,113             123
  Franchise fees                                       291             148
  Other                                                309             261
                                                -----------------------------
Total deferred tax assets                            6,923           3,974

Deferred tax liabilities:
  Deferred pre-opening costs                           217             243
  Other                                                107             118
                                                -----------------------------
Total deferred tax liabilities                         324             361
                                                -----------------------------

Net deferred tax assets                             $6,599          $3,613
                                                =============================

                   Uno Restaurant Corporation and Subsidiaries

11.  INCOME TAXES (CONTINUED)

The provision (credit) for income taxes consisted of the following:

                                                               YEAR ENDED
                                              ------------------------------------------
                                              SEPTEMBER 28    SEPTEMBER 29     OCTOBER 1
                                                  1997            1996           1995
                                              ------------------------------------------
                                                            (In thousands)

Current:
  Federal                                       $ 3,448         $ 2,532          $3,098
  State                                             916             687             841
                                              ------------------------------------------
                                                  4,364           3,219           3,939
Deferred:
  Federal                                        (2,435)         (1,995)            228
  State                                            (551)           (467)             63
                                              ------------------------------------------
                                                 (2,986)         (2,462)            291
                                              ------------------------------------------

Income tax expense                              $ 1,378         $   757          $4,230
                                              ==========================================

A reconciliation of the effective tax rates with the federal statutory rates is as follows:

                                                               YEAR ENDED
                                              ------------------------------------------
                                              SEPTEMBER 28    SEPTEMBER 29     OCTOBER 1
                                                  1997            1996           1995
                                              ------------------------------------------

Federal statutory rate                            34.0%           34.0%           34.1%
State income taxes, net of federal
  income tax benefit                               4.6             5.0             4.9
Tax credits                                       (7.1)           (9.8)           (2.6)
Other                                              2.5             1.8              .6
                                              ------------------------------------------

Effective income tax rate                         34.0%           31.0%           37.0%
                                              ==========================================

The Company made income tax payments of $3,936,000, $2,416,000 and $3,667,000 during fiscal years 1997, 1996 and 1995, respectively.

                   Uno Restaurant Corporation and Subsidiaries

12.  STOCK-BASED COMPENSATION

During 1997, the Company established the 1997 Employee Stock Option Plan (the
Plan) which provides for the granting of options to purchase up to 1.0 million shares of common stock. Options may be granted at an exercise price not less than fair market value on the date of grant. All options vest at a rate of 20% per year beginning one year after the date of grant. All options terminate ten years after the date of grant.

The Company's 1987 Employee Stock Option Plan which contains similar provisions to the 1997 Plan was terminated during fiscal 1997. The 1.3 million options granted under that plan will continue to vest at a rate of 20% per year beginning one year after the date of grant, with the exception of 93,750 options granted to the President of the Company, which vest immediately at the date of grant. All options terminate ten years after the date of grant, with the exception of the 112,500 options granted to the Chairman, which terminate five years after the date of grant.

The 1989 and 1993 Non-Qualified Stock Option Plans for Non-Employee Directors (the Directors' Plans) provide for up to 101,563 shares of Common Stock issuable upon exercise of options granted under the Directors' Plans. The 1989 and 1993 Directors' Plans terminate on November 10, 1999 and August 17, 2002, but such termination shall not affect the validity of options granted prior to the dates of termination. Options are to be granted at an exercise price equal to the fair market value of the shares of Common Stock at the date of grant. Options granted under the Directors' Plans may be exercised commencing one year after the date of grant and ending ten years from the date of grant.

In August 1997, the Company's Board of Directors authorized an executive stock option program which allows for the granting of options to purchase up to 1.2 million shares of common stock. Options will vest upon the achievement of certain financial targets. The plan is subject to stockholder approval.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The Company determined that the pro forma information for fiscal 1996 and fiscal 1997 was not material to the Company's consolidated results of operations, however, the effects of expensing the estimated fair value of stock options are not necessarily indicative of the effects on reporting results of operations for future years as the pro forma calculations only include one and two years, respectively, of option grants under the Company's plans.

                   Uno Restaurant Corporation and Subsidiaries

12.  STOCK-BASED COMPENSATION (CONTINUED)

The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1997 and fiscal 1996: risk-free interest rates of 6.6% and 7.0%, respectively, no dividend yield, the volatility factor of the expected market price of the Company's common stock was 38.2% and a weighted-average expected life of the options of five years.

Information regarding the Company's stock option plans is summarized below:

                                                        YEAR ENDED
                          ----------------------------------------------------------------------
                              SEPTEMBER 28            SEPTEMBER 29               OCTOBER 1
                                   1997                    1996                     1995
                          ----------------------------------------------------------------------
                                     WEIGHTED-                WEIGHTED-                WEIGHTED-
                                      AVERAGE                  AVERAGE                  AVERAGE
                                      EXERCISE                 EXERCISE                 EXERCISE
                           OPTIONS     PRICE       OPTIONS      PRICE      OPTIONS       PRICE
                          ----------------------------------------------------------------------
Outstanding at
  beginning of period     1,289,248    $7.28      1,200,287     $7.61     1,043,735      $7.33
Granted                     211,609     6.59        295,508      6.42       277,489       8.46
Exercised                   (55,667)    4.44        (15,256)     4.74       (41,400)      5.43
Canceled                   (207,783)    7.06       (191,291)     8.21       (79,537)      8.08
                          ----------------------------------------------------------------------
Outstanding at end
  of period               1,237,407    $7.33      1,289,248     $7.28     1,200,287      $7.61
                          ======================================================================

Options exercisable
 at end of period           691,491                 612,526                 538,932
                          =========               =========               =========
Options available for
  grant at end of period    854,248                 377,279                 481,496
                          =========               =========               =========

Exercise prices for options outstanding ranged from $4.74 to $14.50. Between $4.74 and $7.41, 753,556 and 365,482 options were outstanding and exercisable, respectively, and between $7.42 and $14.50, 483,851 and 326,009 were outstanding and exercisable, respectively. The weighted-average contractual life of the options is 7.1 years. The Company has 2.1 million shares of common stock reserved for issuance at September 28, 1997.

                   Uno Restaurant Corporation and Subsidiaries

13.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                   QUARTER ENDED
                              ---------------------------------------------------------
                              DECEMBER 29     MARCH 30        JUNE 29     SEPTEMBER 28
                                 1996           1997           1997           1997
                              ---------------------------------------------------------
                              (Amounts in thousands, except per share information.)

Revenues                        $42,164        $42,711        $45,387        $47,758
Gross profit (1)                  8,345          8,618          9,604         10,545
Operating income (loss)           2,265          1,899           (908)         3,622
Income (loss) before
  income taxes                    1,655          1,233         (1,619)         2,782
Net income (loss)                 1,092            815         (1,070)         1,836
Earnings per common share           .09            .07           (.09)           .16

                                                   QUARTER ENDED
                              ---------------------------------------------------------
                              DECEMBER 31     MARCH 31        JUNE 30       SEPTEMBER
                                 1995           1996           1996          29 1996
                              ---------------------------------------------------------
                              (Amounts in thousands, except per share information.)

Revenues                        $40,560        $40,287        $44,694        $46,600
Gross profit (1)                  7,754          7,268          9,417         10,574
Operating income (loss)           1,472         (3,525)         2,963          4,014
Income (loss) before
  income taxes                      852         (4,129)         2,308          3,412
Net income (loss)                   545         (2,642)         1,477          2,306
Earnings per common share           .04           (.21)           .12            .19

(1) Restaurant and consumer product sales, less cost of food and beverages, labor and benefits, occupancy and other operating expenses, excluding advertising expenses.